Exhibit 99.3

NICE Global Consumer Survey Reveals Greater Challenges in Meeting
Customer Needs as Consumers Indicate they are Creating More
Interactions across More Channels

While channel preferences and usage vary between financial services, insurance, healthcare, telecommunications and travel industries, the need for the contact center to address more complex customer interactions is found to be a common trend

RA’ANANA, ISRAEL, June 13, 2012, NICE (NASDAQ: NICE) announced today that the results for the NICE 2012 Consumer Channel Preference Survey are now available online and confirm that consumers are more empowered than ever before as they are communicating more often and using multiple channels to contact an enterprise. Consumers indicate that on average they are using six different channels for contacting service providers, while 86 percent note that on average, they are communicating more often, or at the same level, with businesses over all channels.

The Web continues to be the most popular and growing self-service channel, while smartphone applications and social networks have grown in popularity with more than 40 percent of respondents noting that they have increased their use of these channels.

Almost half of the respondents noted that if they are unable to accomplish a task on a company website, they will then turn to the contact center to resolve their issue. This is often due to the fact that respondents find complex tasks difficult to complete via the web self-service channel. As self-service channels are more often used for easier tasks, the contact center continues to evolve to “Tier 2” status, for taking care of escalated service requests.

Customer expectations are high as 40 percent of respondents want the live representative to already know about their experience before beginning their conversation in order to bring the issue to a quick and successful conclusion.

This trend reinforces the importance for the contact center organization to be able to understand and shape a customer interaction in real time. This is achieved by providing customer-facing employees with the context of the interaction, such as the customer’s cross-channel journey, including their most recent activities, analyzing the Voice of the Customer (VoC) in real time, then using the insights from the VoC and workforce performance to drive the next-best-action and execute it in the most efficient manner.

“The empowered customer who uses more channels, more often, is in effect creating a big data challenge and opportunity for businesses,” said Benny Einhorn, Chief Marketing Officer at NICE. “To maximize the value of these interactions, organizations need to Own the Decisive Moment™ by shaping the interaction as it happens. Service organizations that can impact that moment consistently across countless interactions and continuously throughout the lifetime of customer relationships will not only survive the rising tide of customer interactions—they’ll thrive.”

The survey, conducted in November 2011, polled around 2,000 people, between the ages of 18 and 65, living in major metropolitan areas in the United States, United Kingdom and Australia. Questions regarding channel preference when contacting organizations were categorized according to the following industries: financial services, telecommunications, travel/hospitality, insurance and healthcare.

Some other key findings:

•
Within Financial Services, only 50% of customers indicated satisfaction in their interactions with a live phone representative. However, greater satisfaction was reported among respondents in the other verticals – here, 81% expressed satisfaction with the live rep channel.

•
The use of all interaction channels is growing, especially in the travel/hospitality and insurance sector. The healthcare industry lags behind in multi-channel service, and many of the advanced channels (e.g., social networks, smart phone applications) are still not prevalent. Healthcare customers prefer to use service centers (85%).

•
The use of smartphone apps and SMS is on the rise (34%), with the strongest growth in the financial services sector (46%) and the travel sector (38%). FSI customers are substantially more successful (52%) and satisfied with smart phone apps than users in other industries (34% use this channel successfully).

•
The role of IVR remains unclear; survey results indicate a failure to contain interactions and a significant negative impact on customer satisfaction and loyalty. One of the biggest motivators to use IVR is to get to a live representative who is aware of their IVR journey, or to use the callback option. Regardless of the vertical, around 60% of the respondents indicated that they try to bypass the IVR to get to a live representative.

A white paper summarizing the main points of the survey is available here
http://www.nice.com/summit/2012_Consumer_Channel_Preference_Survey/.

NICE's Enterprise Offering enables organizations to impact every customer interaction with targeted solutions for enhancing the customer experience, increasing service-to-sales revenue, streamlining operational efficiency, and complying to policies and regulations. Driven by real-time, cross-channel analytics – including speech analytics, text analytics, feedback analytics, web, and social media analytics – and coupled with real-time decisioning and guidance, NICE Enterprise solutions are implemented by contact centers of all sizes, branch networks, retail stores, trading floors, and back office operations.

About NICE
NICE (NASDAQ: NICE), is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn, +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems's marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Einhorn, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.  The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.